UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __*)

BE Aerospace, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073302101
(CUSIP Number)

July 28, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Honeywell International Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization
Delaware, United States
		5	Sole Voting Power
	Number		750,741*
	of Shares	6	Shared Voting Power
	Beneficially		6,000,000*
Owned by
	Each	7	Sole Dispositive Power
	Reporting		750,741*
	Person With	8	Shared Dispositive Power
6,000,000*
9	Aggregate Amount Beneficially Owned by Reporting Person
6,000,000*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
N/A
11	Percent of Class Represented by Amount in Row (9)
6.06%**
12	Type of Reporting Person (See Instructions)
CO

(*)         750,741 shares of BE Aerospace common stock are held directly by Honeywell International Inc. (“Honeywell”) and 5,249,259 shares are held by wholly-owned subsidiaries of Honeywell.

(**)        Calculated assuming 99,075,758 shares of common stock outstanding as of July 28, 2008, based on the report of 93,075,758 shares issued and outstanding on the Form 10-Q filed by BE Aerospace with the United States Securities and Exchange Commission on May 8, 2008 and the subsequent issuance of 6,000,000 shares of BE Aerospace common stock to Honeywell and its subsidiaries in connection with the purchase of Honeywell’s Consumables Solutions division.

Item 1.

	(a)	Name of Issuer
BE Aerospace, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
1400 Corporate Center Way, Wellington, FL, 33414-2105

Item 2.

	(a)	Name of Person Filing
Honeywell International Inc.

	(b)	Address of Principal Business Office or, if none, Residence
101 Columbia Road, Morris Township, NJ 07962

	(c)	Citizenship
Delaware, United States of America

	(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

	(e)	CUSIP Number
073302101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act. (15 U.S.C. 78c)

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act )15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-
1(b)(1)(ii)(F).

	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-
1(b)(1)(ii)(G).

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under

Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)-(1)(ii)(J).

Item 4.		Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	6,000,000 shares*
(b)	Percent of Class:	6.06%
(c)	Number of shares as to which such person has:
	Sole Voting Power	750,741
	Shared Voting Power	6,000,000
	Sole Dispositive Power	750,741
	Shared Dispositive Power	6,000,000

(*)        750,741 shares of BE Aerospace common stock are held directly by Honeywell and 5,249,259 shares are held by wholly-owned subsidiaries of Honeywell.

Item 5.      Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.      Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 4, 2008

HONEYWELL INTERNATIONAL INC.

By: /s/ Thomas F. Larkins
Name: Thomas F. Larkins
Its: Vice President, Deputy General Counsel
and Corporate Secretary